# Exhibit 4. Organizational Structure

## Exhibit 4-1: Organization Chart

( Effective on September 1, 2021 )


General Meeting of Shareholders
Board of Corporate Auditors
Board of Directors
Supervisory Committee
Sustainable Society Realization Committee
IT Risk Management Committee
Personnel Council
President
Managing Directors Meeting
Directors and General Managers Meeting
Internal Audit Division
Credit Rating Council
Chief Compliance Officer
Rating Criteria Committee
Compliance Management Division
Rating Committee
SFE Criteria Committee
SFE Committee
Research Division
Financial Technology Division
Corporate Management & Planning Dept.
Strategic Marketing Dept.
RM Planning and Administration Division
Relationship Management Dept.
Market Data Analysis Division
Translation Division
Information Services Dept.
SFEG International Affairs and Public Relations Office
SFEG Evaluation Dept.
SFEG Evaluation Planning Dept.
Sustainable Finance Evaluation Group
International Dept.
Structured Finance Dept. III
Structured Finance Dept. II
Structured Finance Dept. I
Public Sector Rating Dept.
SME Rating Division
Corporate Rating Dept. II
Medical & Educational Institution Rating Division
Corporate Rating Dept. I
Financial Institution Rating Dept.
Hybrid Finance Dept.
Rating Administration Dept.
Rating Planning Dept.

JCR does not register the class of asset backed securities as NRSRO ratings.

# Exhibit 4-2: Organization/ Responsibilities

| Department/ Division | Area of Responsibility | Head of Department/ Division/ Group |
|---|---|---|
| Internal Audit Division | Internal audit for all Departments, divisions and groups of the company | Division Manager/ Tetsuya Yamamoto |
| Compliance Management Division | Assistance to the Chief Compliance Officer | Division Manager/ Takefumi Emori |
| Rating Planning Dept. | Formulation of basic policies and other policies related to overall rating operations, Formulation of methods, standards, and other items related to various ratings | General Manager, Head/ Shigenobu Tonomura |
| Rating Administration Dept. | Providing administrative services to rating-related Committees and rating operations | General Manager, Head/ Kenji Sumitani |
| Hybrid Finance Dept. | Assisting other rating Departments' rating operations concerning evaluation of hybrid financial instruments | General Manager, Head/ Kiichi Sugiura |
| Financial Institution Rating Dept. | Rating operations on financial institutions, Research and study on the financial industry, Management of Public Sector Group | General Manager, Head/ Shozo Matsumura |
| Corporate Rating Dept. I | Rating operations for residents (mainly non-manufacturing), Management of Medical & Educational Institution Rating Division | General Manager, Head/ Mikiya Kubota |
| Medical & Educational Institution Rating Division | Rating operations on medical and educational institutions | Division Manager/ Shigenobu Tonomura |
| Corporate Rating Dept. II | Rating operations for residents (mainly manufacturing), Management of SME Rating Division | General Manager, Head/ Shigenobu Tonomura |
| SME Rating Division | Rating operations on small and medium sized enterprises (SMEs) | Division Manager/ Mikiya Kubota |
| Public Sector Rating Dept. | Rating operations on the public sector, Research and studies on the public sector | General Manager, Head/ Mikiya Kubota |
| Structured Finance Dept. I | Rating operations for Asset Backed Securitization, Research and study on the Asset Backed Securitization. | General Manager, Head/ Yoshinori Namioka |
| Structured Finance Dept. II | Rating operations for Real Estate & J-REIT, Research and study on the Real Estate & J-REIT. | General Manager, Head/ Yoshinori Namioka |
| Structured Finance Dept. III | Rating operations for project finance, asset finance, domestic and cross boarder syndicated loan, etc., Research and study on the project finance, asset finance, domestic and cross boarder syndicated loan, etc. | General Manager, Head/ Yoshinori Namioka |
| International Dept. | Rating operations for non-resident entities | General Manager, Head/ Toshihiko Naito |
| Sustainable Finance Evaluation Group | Genral items related to evaluation operations for sustainable finance, and research and study on evaluation operations for sustainable finance and other related issues | Head of the Group/ Atsuko Kajiwara |
| SFEG Evaluation Planning Dept. | Formulation of methods, standards and other items related to sustainable finance evaluation | General Manager, Head/ Atsuko Kajiwara |
| SFEG Evaluation Dept. | Evaluation operations for sustainable finance and grasping the trends of evaluation organizations etc. related to sustainable finance evaluation | General Manager, Head/ Atsuko Kajiwara |
| SFEG International Affairs and Public Relations Office | Grasping the trends or participating the initiative etc. of sustainable finance, planning and editing related to public relations of sustainable finance evaluation, and holding the trainings and seminars related to sustainable finance | Division Manager/ Atsushi Masuda |
| Information Services Dept. | Providing rating information, planning, editing, publication, and selling of published matters issued by the Company | General Manager, Head/ Shoji Yamamoto |
| Translation Division | English translation of published matters and in-house documents | Division Manager/ Shoji Yamamoto |

JCR does not register the class of asset backed securities as NRSRO ratings.

# Exhibit 4-2: Organization/ Responsibilities

| Department/ Division | Area of Responsibility | Head of Department/ Division/ Group |
|---|---|---|
| Market Data Analysis Division | Organizing and analyzing the data related to the market coverage of ratings and sustainable finance etc. | Division Manager/ Shoji Yamamoto |
| Relationship Management Dept. | Promotion of rating business for specific bonds and other bonds, Promotion of business, such as consignment research and studies and other items, Planning related to fees and handling charges, such as rating fees and others | General Manager, Head/ Kazuhiro Hatano |
| RM Planning and Administration Division | Organizing and analyzing the data of fee revenue and promoting and planning of business related to ratings and sustainable finance etc. | Division Manager/ Kenich Nagaoka |
| Strategic Marketing Dept. | Strategic planning and promotion of new areas and products including project finance, asset finance, domestic and cross boarder syndicated loans etc. | General Manager, Head/ Kazuhiro Hatano |
| Corporate Management & Planning Dept. | Planning and negotiations related to public relations, Items related to employment, payroll, and welfare, Items related to budget, account settlement, and accounting, Items related education and training of employees | General Manager, Head/ Akira Fujitsuka |
| Financial Technology Division | Planning of items related to systems for rating | Division Manager/ Hiroyuki Ikeuchi |
| Research Division | Research and study on politic, economic and financial situation in and outside Japan | Division Manager/ Koichi Tajima |

( Effective on September 1, 2021 )

JCR does not register the class of asset backed securities as NRSRO ratings.

# Exhibit 4-3:
## Directors' Areas/Departments of Responsibilities

| Director | Areas/Departments of Responsibilities |
|---|---|
| Shokichi Takagi<br>President | Overall |
| Haruki Iinuma<br>Director | Outside Director |
| Shigeo Kusuoka<br>Director | Outside Director |
| Kiichiro Masui<br>Director | Outside Director |

## Executive Officers' Areas/Departments of Responsibilities

| Executive Officer | Areas/Departments of Responsibilities |
|---|---|
| Shozo Matsumura<br>Managing Executive Officer | Rating Departments<br>Chief Rating Officer<br>Sustainable Finance Evaluation Group<br>Financial Institution Rating Department (as a General Manager, Head)<br>Matters directly requested from the President |
| Kazuhiro Hatano<br>Managing Executive Officer | Relationship Management Department (as a General Manager, Head)<br>Strategic Marketing Department (as a General Manager, Head)<br>Matters directly requested from the President |
| Yoshinori Namioka<br>Executive Officer | Structured Finance Department I (as a General Manager, Head)<br>Structured Finance Department II (as a General Manager, Head)<br>Structured Finance Department III (as a General Manager, Head)<br>Matters directly requested from the President |
| Atsuko Kajiwara<br>Executive Officer | Sustainable Finance Evaluation Group (as a Head of the Group)<br>Matters directly requested from the President |

( Effective on September 1, 2021 )

JCR does not register the class of asset backed securities as NRSRO ratings.